

2020

Sustainability Report

Energy with future

Central Puerto


EVOLUTION
INNOVATION



Message from the General Manager

GRI CONTENT 102-14; 102-15

After one of the most challenging years, as 2020 has been, we are proud to present the third report of our economic, social and environmental management.

2020 was surely a year in which more energy was demanded in order to face the so-called "New Normal". We underwent changes which affected our personal and social life, and which also transformed the way we work and relate with the environment.

In spite of those hardships, we were able to carry on the ongoing projects and all the programs we proposed. Therefore, I am convinced that Central Puerto would not have maintained its leading role as electric power generator without the commitment and effort of each of our employees who are engaged with our common goal of building a company that grows in a sustainable way.

In order to describe our management and journey, we prepared this document pursuant to the guidelines set forth by the IIRC, the Standards of the Global Reporting Initiative (GRI), the material indicators and the United Nations Global Compact.

The fiscal period ended with an adjusted EBITDA of USD 403 million over sales of USD 453 million and a growth of 10% of our installed capacity.

Particularly, during 2020 we authorized 130.8 MW of new wind energy, compared to 2019, reaching a total installed power of 373.8 MW of said technology. Without a doubt, this positions us as one of the main actors in the segment and reaffirms our commitment with sustainable development of the sector.

At the same time, we continue our investment and expansion plan, reaffirming our role in the development of the sector as a pillar of growth in our country.

Thank you for accompanying us!



Fernando Bonnet
General Manager

Performance indicators

Electric power

INSTALLED POWER 2020:
4,709 MW

+ 100 MW
under construction

ANNUAL GENERATION:
14,300 GWH
(Market Share: 12.5%)

STEAM PRODUCTION 2020:
1,082 TN

FUEL OIL STORAGE CAPACITY:
32,000 TN
(6.3 consumption days)

GAS OIL STORAGE CAPACITY:
20,000 TN
(5.7 consumption days)

TOTAL EMISSION FACTOR:
0.312 T/MWH

Renewable energy

ANNUAL WIND GENERATION:
1,328 GWH

WIND TURBINES INSTALLED:
104

CO_2E EMISSIONS (2020 VS. 2019):
-7%

TOTAL FACTOR OF CO_2E EMISSION:
[T/MWH] 0.312

General

13
(+3 subsidiary power stations)

6
Types of generation technologies

EMPLOYEES:
805

58.2%
of generation supported by maintenance contracts with leading manufacturers (LTSA)

Milestones

Through our subsidiaries, we achieved the commissioning of the wind farms La Genoveva I, Los Olivos and Manque, adding a power of 130.8 MW.

In November 2020, the San Lorenzo plant (Santa Fe) achieved the partial commissioning of the gas turbine with a power of 291 MW. Once the project is completed, the installed power will be 391 MW and the steam production capacity will be 370 tons/hour.



01

About us

4,709 MW
INSTALLED POWER 2020

14,300 GWh
ANNUAL GENERATION

13
(+ 3 SUBSIDIARY POWER STATIONS)

6
TYPES OF GENERATION TECHNOLOGIES

805
EMPLOYEES

1.1 Profile of the company

GRI CONTENT 102-01; 102-03; 102-05; 102-07; 108-08

Due to our origins related to the *Compañiá Hispano Americana de Electricidad* (CHADE), *Compañiá Italo Argentina de Electricidad* and Former SEGBA, we have 100 years of trajectory in the development of investments aimed at the domestic and international energy market.

During 2020, we generated 14.3 GWH, which amounts to 12.5% of the generation of private companies. This positions us as one of the main private groups of power generation in our country.

Nowadays, we have 13 generation centrals with different technologies which, in total, represent an installed power of 4,709 MW.

In addition, we are the biggest private shareholder of the companies Central Vuelta de Obligado S.A., Termoeléctrica José de San Martin S.A., and Termoeléctrica Manuel Belgrano S.A., which operate with a total power of 2,554 MW.



Our history

1992
- Founding of Central Puerto.



1994
- Incorporation of the hydroelectric power station Piedra Del Águila to the Group (HPDA).
- Commercial authorization of the thermal power station Loma de la Lata (CTLL).

2000
- Commercial authorization of the combined cycle Nuevo Puerto Complex.



2006
- SADESA acquired Central Puerto, CTM, LPC and HPDA.
- Sale of the thermal power station Loma de la Lata.

2008
- Commercial authorization of thermal power station Timbúes and thermal power station Manuel Belgrano*.

* In 2008, other two gas turbines of approx. 293 MW reached their authorization in each central, whereas in 2010, the combined cycle was completed (COD) with a steam turbine of 280 ME approx., for each central.



2013
- Commercial authorization of renewable hydraulic turbine located in Complejo Luján de Cuyo, considered the first milestone in renewable energy.

Our history

2014

- Commercial authorization of thermal power station Vuelta de Obligado*.
- Central Puerto absorbs CTM, LPC and HPDA.

2016

- Creation of CP Renovables.

2018

- Sale of La Plata Cogeneración Ensenada.
- Commercial authorization of the wind farms Achiras and La Castellana I.



2019



- Commercial authorization of Manque, La Genoveva II and La Castellana II.
- Acquisition of thermal power station Brigadier López.

2020

- Commercial authorization of La Genoveva I; Los Olivos, Nueva Cogeneración Luján de Cuyo and the Gas turbine future cogeneration and Combined cycle of Central Puerto San Lorenzo (Terminal 6).

* In 2018, the steam turbine was authorized, therefore closing the combined cycle of the thermal power station Vuelta de Obligado.

Mission and vision

GRI CONTENT 102-16

ABOUT US

Our mission consists on producing electric energy in an effective, sustainable way in harmony with the environment. In addition, we want to contribute to the supply of the demand, managing business in a manner which creates value not only to the company, but also to society.

WHO DO WE WANT TO BE?

We can to be recognized as the leader company in electric power generation in Argentina, both because of our market share and our operation excellence and profitability. To accompany the technological evolution of the industry at national, regional and global level, adapting our assets portfolio to such evolution.

WHAT IS OUR PHILOSOPHY?

When performing our daily tasks, we feel identified with the following values:

Excellence

With the continuous improvement of our processes in order to guarantee the proper availability, reliability and safety in the production of the generation units, which meet the requirements of all the parties involved.

Commitment

With the management of health and safety in the workplace, safeguarding the people, and our own property and property of third parties.

Responsibility

Regarding our environmental management aimed at sustainable development, respect towards the community and care for the environment.

Efficiency

We promote the maximization of the value of the investment of shareholders in a sustainable manner over time.

Human development

Of the employees not only as better professionals but also as better human beings.

805

Employees all over the country.

Our businesses

GRI CONTENT 102-02 / 04 / 06 / 12 / 13

THERMAL POWER STATIONS AND HYDROELECTRIC POWER STATIONS

	Farms and power stations	Province	Municipality	Installed Capacity (MW)	Installations	Energy produced in 2020 for each power station/ Complex [MWh]
1	Central Termoeléctrica Brigadier López	Santa Fe	Sauce Viejo	281	1 GT (+1 ST --> Future CC)	70,892,346
2	San Lorenzo Power Station	Santa Fe	San Lorenzo	291	1 GT (+1 ST --> Future cogeneration)	12,444
3	Luján de Cuyo Complex	Mendoza	Luján de Cuyo	576	3 GT + 2 ST + 1 CC (1GT + 1ST) + 1 cogeneration (2GT) + 1 HT renewable	2,688,369
4	Nuevo Puerto Complex	Buenos Aires	City of Buenos Aires	1,158	2 ST + 1 CC (2GT+1ST)	5,579,277
5	Nuevo Puerto Complex	Buenos Aires	City of Buenos Aires	589	3 ST	1,185,030
6	Central Hidroeléctrica Piedra del Águila	Neuquén	Piedra del Águila	1,440	4 HT Francis	3,435,186

	Affiliates	Province	Municipality	Installed Capacity (MW)	Installations	Energy produced in 2020 for each power station/ Complex [MWh]
A	Central Termoeléctrica Vuelta de Obligado	Santa Fe	Timbúes	816	1 CC (2GT + 1 ST)	4,212,345
B	Central Termoeléctrica Timbúes	Santa Fe	Timbúes	865	1 CC (2GT + 1 ST)	5,290,884
C	Central Termoeléctrica Manuel Belgrano	Buenos Aires	Campana	873	1 CC (2GT + 1 ST)	5,093,749

- Assets in operation.
- Interest of Central Puerto in operaton companies of the FONINVEMEM plants.

Central Puerto is the biggest private shareholders of the Companies Central Vuelta de Obligado S.A., Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A.


B
1
A
2
C
4
5
3
6

RENEWABLE ENERGY FARMS

	Power stations and farms	Province	Municipality	Installed Capacity (MW)	Installations	Energy produced in 2020 for each power station/ Complex [MWh]
1	Manque wind farm	Córdoba	Achiras	57	15 wind turbines	227,109
2	Los Olivos wind farm	Córdoba	Achiras	23	6 wind turbines	88,417
3	Achiras wind farm	Córdoba	Achiras	48	15 wind turbines	212,655
4	La Genoveva I wind farm	Buenos Aires	Bahía Blanca	88	21 wind turbines	98,995
5	La Genoveva II wind farm	Buenos Aires	Bahía Blanca	42	11 wind turbines	190,410
6	La Castellana I wind farm	Buenos Aires	Villarino	101	32 wind turbines	437,246
7	La Castellana II wind farm	Buenos Aires	Villarino	15	4 wind turbines	73,547

- Assets in operation
- Assets under construction


2
3
1
6
5
7
4

CERTIFICATIONS

	ISO 9001		ISO 14001		OHSAS 18001		ISO 45001		
Power stations	**Certificate**	**Date**	**Certificate**	**Date**	**Certificate**	**Date**	**Certificate**	**Date**	**Certifying entity**
Buenos Aires Combined Cycle	AR-QS-1063	16/10/2007	AR-ES-147	16/10/2007	-	-	-	-	IRAM
	AR-QS-1063	16/11/2010	AR-ES-147	16/11/2010	-	-	-	-	IRAM
	AR-QS-1063	17/12/2013	AR-ES-147	17/12/2013	-	-	-	-	IRAM
	01 10006 1629668	13/07/2016	01 10406 1629668	13/07/2016	-	-	-	-	TÜV
Luján de Cuyo Complex	01 10006 1629670	14/07/2016	01 10406 162970	14/07/2016	-	-	-	-	TÜV
Hydroelectric power station PDA	01 10006 1629669	14/07/2016	01 10006 1629669	14/07/2016	01 11306 1629669	14/07/2016	-	-	TÜV
Multisitio	01 10006 1629668	15/09/2018	01 10406 1629668	14/09/2018	-	-	-	-	TÜV
Hydroelectric power station PDA and Brigadier López	-	-	-	-	01 11306 1629669	14/07/2019	-	-	TÜV
Multisitio	01 10006 1629668	13/07/2019	01 10406	1629668	13/07/2019	-	-	-	TÜV

Every day we take actions towards the changes we want to see in the future.



1.2 Governance, ethics and integrity

Code of Corporate Conduct

In Central Puerto, we have a **Code of Corporate Conduct** which summarizes good practices that Directors, Managers, Heads and all the personnel must respect when performing their business operations and the development of their activities. Compliance with the personal and commercial ethical standards is a must of the company within the framework of different policies.

In addition, we have a **Code of Corporate Conduct for Third Parties** who, when actively intervening in the value chain, are informed about the Code of Corporate Conduct and the adoption of the conduct standards aimed at mutual benefits. We consider that all third parties with whom we relate must comply with the minimum conduct standards for the proper development of their activities.

Both Codes fully apply and are mandatory to our employees and to third parties. In addition, we have a **Policy for the Treatment of Complaints** reported before the alleged perpetration of an event contrary to the standards set forth in the Corporate Code of Conduct, ensuring the confidentiality and safeguard of the complainant.



Committed with the implementation of the best practices of corporate governance.

1.2.1 Governance

Code of Corporate Governance

Our Code of Corporate Governance was prepared by the area of Legal Counseling and was approved by the Board of the Company. This code sets forth standards for the best administration, control of the Company and its relation with subsidiaries and/or affiliates, in order to increase their trustworthiness and value for the benefit of the shareholders and the market in general.

In addition, during the last few years, we have boosted a series of actions aimed at contributing to a respect culture of the Company towards the community. Transparency was the driving force of said actions, not only to facilitate relations in the capital market, but also to improve corporate management and the management of the risks inherent to the management of the Company.

Moreover, we prioritize the development of environmental and social policies that comply with the legal regulations and international standards in force.

All the standards are fully consistent with the Business Entities Act No. 19550, the decrees and regulations in force of the Argentine Securities Commission, the Bylaws of CPSA and the Capital Market Act No. 26 831.

BOARD OF DIRECTORS - DECEMBER 2020

Board of Directors			
Directors		Deputy Directors	
1	**Osvaldo Arturo RECA** - Chairman Non - independent	1	**Justo SAENZ** Non - independent
2	**Miguel DODERO** Non - independent	2	**Adrián SALVATORE** Non - independent
3	**José Luis MOREA** Independent	3	**Jorge RAUBER** Non - independent
4	**Juan José SALAS** Independent	4	**Javier TORRE** Non - independent
5	**Diego PETRACCHI** Non - independent	5	**Rubén Omar LOPEZ** Non - independent
6	**Tomás PERES** Non - independent	6	**José Manuel PAZOS** Non - independent
7	**Tomás WHITE** Independent	7	**Gonzalo BALLESTER** Independent
8	**Marcelo Atilio SUVA** - Vice President Non - independent	8	**Oscar Luis GOSIO** Independent
9	**Cristián LOPEZ SAUBIDET** Non - independent	9	**Juan Pablo GAUNA OTERO** Non - independent
10	**Jorge Eduardo VILLEGAS** Independent	10	**Federico CERDEIRO** Independent
11	**Guillermo Rafael PONS** Independent	11	**Gabriel Enrique RANUCCI** Independent

Statutory Audit Committee			
Auditors		Deputy auditors	
1	**Carlos César Adolfo HALLADJIAN** Independent	1	**Carlos Adolfo ZLOTNITZKY** Independent
2	**Eduardo Antonio EROSA** Independent	2	**Horacio Ricardo EROSA** Independent
3	**Juan Antonio NICHOLSON** Independent	3	**Lucas NICHOLSON** Independent

1.2.2 Ethics and integrity

Fight against corruption

We understand integrity as a fundamental value in order to perform commercial activities. Therefore, we assume that all personnel will act with loyalty, honesty, transparency and in compliance with the legislation in force.

The **Integrity Plan** is a tool which, on the one hand, reinforces the commitment to the Company and its subsidiaries with the best ethical, legal and professional standards in order to increase and defend the reputation of Central Puerto. On the other hand, the Integrity Plan is useful to implement the guidelines established in the Corporate Criminal Act No. 27 401.

The Plan, with its actions, mechanisms and procedures, is aimed at promoting integrity, supervision and control in order to prevent, detect and correct illegal events and to foster an integrity culture. Its application is for all employees, members of the Board, subsidiaries as well as for third parties hired or those who act on behalf of the Company.

Among the policies, procedures and documents which are part of the Plan, we can find the Code of Business Conduct, the Code of Corporate Conduct for Third Parties and the Code of Corporate Governance, as well as the Anti-Fraud Policy and the Procedure of Due Diligence towards Third Parties and the Adherence to the Integrity Program.

Anti-fraud Policy

The Policy for the Prevention of Corrupt, Fraudulent, Collusion, Coercive or Obstruction Practices is consistent with the Company's Policy for demanding that any hired or remunerated person to represent, act on behalf of or for the Company, employees, clients, contractors and their agents, subcontractors, subconsultants, service or inputs providers or any other personnel or organization associated, comply with the ethical standards during the contracting/sales process and the entering into agreements Central Puerto is part of.

This Policy aims at confirming and prioritizing the Code of Corporate Governance, which has been defined taking into consideration the rigorous standards of ethical behavior, both at a personal and professional level.



Our goal is to ensure ethical, transparent behaviors consistent with corporate values.

Due diligence procedures for third parties and adherence to the Integrity Program

In Central Puerto, we adopted and foster a "zero-tolerance policy" towards any practice or event of corruption, bribe, or drug traffic associated directly or indirectly with any activity of business. Within this context, we established the Due Diligence Procedure for Third Parties and adherence to the Integrity Program.

Before entering into a contractual relation with a Third Party, we apply said procedure – which consists of the due diligence when contracting with third parties ("Due diligence"), by verifying their background and detecting associated risks ("Screening"), and its classification according to the risk level detected ("Scoring").

This procedure applies to all Third Parties and encompasses everything known as "Know Your Supplier", according to the best practices and international standards.

Conflict of interest

In order to ease the prevention, handling and disclose of conflicts of interest that may appear between shareholders, key executives, stakeholders and members of the Board, and among them, we have implemented a series of effective mechanisms.

The Directors may hire with the Company only when it is related to the activities included in its corporate purpose and in market conditions, pursuant to the regulations in force.

Directors and executives must inform their personal interest linked with the decisions placed for their consideration.

Once compliance with the previous requirements set forth in the Capital Market Act is verified, the Board will approve the operations with the parties related and the Supervisory Committee must previously approve such operations in relation to the compliance with the normal and regular market conditions.

In addition, those operating with related parties, must previously declared them to the Legal Department of the Company, who will intervene and will be responsible for requesting updates.

Ethical line

We currently have several channels for the reception of complaints of the Code of Business Conduct infringements. First, we have placed complaints reception boxes in different locations. In addition, the complaint can be sent through an out-sourced service by phone, web or e-mail, who then directs them to a Complaint Reception Committee for their treatment.

TOLL-FREE
0 800 999 4636
0 800 122 7374
Option 1 operator
Option 2 recorded message
Option 3 fax

WEB SITE
www.resguarda.com/centralpuerto

E-MAIL
etica.centralpuerto@resguarda.com

1.3 Report Preparation

GRI CONTENT 102 - 45 / 48 / 49 / 50 / 51 / 52 / 53 / 54 / 56

The Sustainability Report has been prepared in compliance with the GRI standards, in their essential option. It has an annual frequency and encompasses the year from January 1 to December 31, 2020.

The information contained in the Sustainability Report 2020 includes programs and actions that Central Puerto S.A. has taken, and considers only the data of all the operations of the Company in Argentina, pursuant to the information that stems from the Consolidated Financial Statements of Central Puerto S.A. as of December 31, 2020.

We have not yet identified the existence of significant modifications within the reach or coverage of the Sustainability Report 2019.

As a result of the internal control systems carried out by Central Puerto, which contribute to the integrity and credibility of the information supplied in the report, this Sustainability Report has not been subject to an external verification process. A key part of the definition process of the material aspects of the organization is the articulation and dialogue with our stakeholders, whether internal or external.

Our Directorate of Institutional Relations is the contact point to clear any doubts that may arise in relation to the content of the Sustainability Report.



1.3.1 Stakeholders

GRI CONTENT 102 - 21 / 40 / 41 / 42 / 43 / 44

In Central Puerto, we are aware of the importance of establishing a fluid dialogue with our stakeholders, therefore, we established several channels and contact points with all of them.

We consider stakeholders as any person or organization that may affect, or be affected, or consider themselves affected by a decision or activity which is relevant for the Quality Management System.

The identification of stakeholders is especially important as a consequence of the risk-based thought. Its rationale consists on determining which stakeholders will have an impact on the ability of the Company to offer products and services which satisfy the requirements of the clients, and the legal and regulatory requirements.

The process to define the material aspects we established in Central Puerto are the interaction and dialogue with our stakeholders, whether internal or external. Prior to this fiscal year and from the guidelines established in the ISO 9001 and 14001, 2015 version, we determined an analysis system to identify our main stakeholders.

Stakeholders	Communication channel
Employees	Intranet/Informative meetings/ Ethical Line / Sustainability Report/ Institutional website / *Usina Digital* / Teams internal message net /LinkedIn
Governance	Compliance with regulations /Financial Statements/ Meetings with Officers / Ethical Line / Sustainability Report / Institutional Website Linkedin
Community	Informative talks / 0800 consultation lines /Sustainability Report / Ethical Line / Institutional website / LinkedIn
Suppliers	Meetings / Ethical Line / Sustainability Report / LinkedIn
Shareholders	Annual Report and Financial Statements / CNV and SEC reports / 20F Report/ Sustainability Report / Institutional website/LinkedIn/Ethical Line
Channels	Consultation line and investors e-mail
Clients	Institutional website / 0800 consultation line / Sustainability Report / Ethical Line / LinkedIn
Union	Meetings with Union Representatives / Institutional website/ LinkedIn/ Sustainability Report/Institutional website /LinkedIn
Media	Institutional website/LinkedIn/Sustainability report
Corporate partnerships	Institutional website/LinkedIn/Sustainability report



1.3.2 Material aspects

GRI CONTENT 102 - 46 / 47

The preparation of the Sustainability Report requires an identification process of all material aspects. Global Reporting Initiative sets forth a series of principles designed to be used combined in order to define the content of the report.

Principles to determine the content of the report
- Participation of stakeholders
- Sustainability context
- Thoroughness
- Materiality

Principles to determine the quality of the report
- Punctuality
- Clarity
- Trustworthiness
- Balance
- Comparability

In order to identify the material aspects included in the Sustainability Report, we established the following procedure:

Material aspect	Internal impact	External impact	Section
Water	✔	✔	Environmental
Biodiversity	✔	✔	Environmental
Local communities	✔	✔	Social
Environmental compliance	✔		Environmental
Economic performance of the organization	✔		Environmental
Diversity and equal opportunities	✔		Social
Effluents and waste	✔	✔	Environmental
Emissions	✔	✔	Environmental
Employment (hiring and rotation of employees, benefits, etc.)	✔	✔	Social
Energy	✔		Environmental
Training and education	✔		Social
Health and safety in the workplace	✔		Environmental
Fight against corruption	✔	✔	Governance
Proportion of expenses in local suppliers	✔		Economy

1

Identification of the impacts, risks and opportunities observed by experts and organizations, such as those which stem from the GRI Standards and those identified by leading companies in the industry.

2

From the identification of the material matters, the most relevant matter to be included in the report, by means of an impact matrix.

1.3.3 Central Puerto and the future

We base our management on the satisfaction of the needs of this report, without compromising our desire for a more sustainable future. Therefore, we promote the rational use of natural resources through our daily decisions with long-term vision.

From the preparation of our Sustainability Report, and in line with the Sustainable Development Goals (SDG) established by the Member States of the United Nations, in September 2015, we defined our goals in order to contribute to the sustainable development and the goals linked to the business, so as to minimize the negative impacts, as well as to maximize the positive impacts from our own activity.


6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
SUSTAINABLE DEVELOPMENT GOALS

We perform drills annually in order to prevent leakages to rivers. These are performed together with the entities which supervise the action in our facilities, as is the case of the Argentine Maritime Authority (PNA) in the plant in Buenos Aires, the General Department of Irrigation (DGI) in the plant in Mendoza and the Interjurisdictional Basins Authority (AIC) or the Regulatory Entity of Dams Safety (ORSEP) in the hydroelectric power station in Piedra del Águila.

The operation of our 7 wind farms installed in the country contributed to the reduction of Greenhouse Gases, preventing the generation of 2,235,776 Tn of CO_2, product of the generation of 4,766,085 MWh from renewable sources. This allowed us to achieve an increase of 3% in the reduction, compared to the previous year.

Within the activities which are part of the Biodiversity Action Plans (BAP), we highlight:

- Preservation of the Caldén in our wind farm “La Castellana” with the reforestation through agreements with Universidad de Río Negro
- Adaptation handling of the grassland for the preservation of the Pampas meadowlark in our wind farms Vientos La Genoveva together with INTA and local organizations
- Tasks related to the preservation of the Andean condor in our wind farms in Río Cuarto

For our wind farms La Castellana I and Achiras, which completed two years of operations in 2020, we have registered loss control rates of birds and bats within international standards; and the permanent monitoring continues.



02

Economic performance

We diversified our assets basis to reach sustained growth.

2.1 Economic performance of the organization

GRI CONTENT 102 - 09 / 10; 103 – 01 / 02 / 03; 201 – 01; 204 – 01;

Corporate structure and main financial measures

SHAREHOLDERS


63%
23%
8%
4%
2%
Anses
Local shareholders
ADR holders
Argentine Government
Province of Neuquén

CONSOLIDATED ENERGY GENERATION OF CENTRAL PUERTO

(As of December, 2020)[1]

ELECTRIC GENERATION

SALES[1]

USD 453MM

ARS 38,108 MILLION

ADJ. EBITDA[2] EXCL. IMPAIRMENT RES. /FONI RECEIVABLES

USD 403MM

ARS 33,900 MILLION

CONSOLIDATED DEBT

USD 606MM

ARS 50,969 MILLION

Adjusted EBITDA for 2020 included a **non-cash impairment** charge, before taxes, of **USD 48 MM** (ARS 4,016 MM).

Source: Information of the Company

[1] The amounts in ARS were converted into USD only for reader's convenience purposes using the exchange rate at **December 31, 2020.** See "Disclaimer – ADJUSTED EBITDA; Conversion for Reader's convenience purposes".

[2] The Adjusted EBITDA of Central Puerto is presented net from charges of impairment and the exchange difference and FONI interest.

ELECTRIC GENERATION

We are one of the biggest energy generators in Argentina, with a diversified asset basis.

ENERGY GENERATION MARKET SHARE OF THE PRIVATE SECTOR (TWH)

Total energy generation of SADI of the private sector and market share, January 2020-December 2020.


14.3
16.3
11.4
13.9
58.4
Central Puerto
12.5%
Pampa Energía[3]
14.3%
AES
10%
ENEL
12.2%
Other
51.1%

FUEL USED
9,591 GWH

BALANCED PORTFOLIO WITH DIFFERENT TECHNOLOGIES


Wind turbine
8%
Hydro turbines
30%
Cogeneration
2%
Combined cycles
23%
Gas Turbines
14%
Steam turbines
23%

DIVERSITY OF FUELS USED

Thermal generation per type of fuel, January, 2020 – December, 2020.


Gas Oil
6%
Fuel Oil
12%
Natural Gas
82%

Only 7% of the capacity of Central Puerto uses natural gas exclusively[1,2]

Source: Information of the Company.

[1] Excludes FONINVEMEM Plants

[2] The Siemens combined cycle of the Luján de Cuyo plant (306 MW of installed capacity) is the only plant of Central Puerto that depends exclusively on natural gas.

[3] Includes 50% of interest in the Ensenada Barragán Plant.

Disclaimer

Additional information can be found here www.centralpuerto.com, in Section Investors Relations. This submission does not have all the Company's financial information. Therefore, investors must read this document together with Central Puerto's consolidated Financial Statements and other financial information available at the Company's website.

This is not a sale offer or an offer to purchase Central Puerto's shares or securities in any jurisdiction. Central Puerto's shares could not be offered or sold in the United States without having been registered with the Securities and Exchange Commission (SEC) or with an exemption to that record.

Financial Statements as of **December 31, 2020** and for the period ended on such date include inflation adjustment effects, by applying IAS 29. Therefore, unless otherwise stated, the financial statements are expressed in measuring unit in force as of the end of the reported period, including the figures for previous periods reported for comparative purposes.

Amounts and percentages rounding: certain amounts and percentages in this document have been rounded to make it easier. Percentage figures included here have not been calculated based on such rounding but on the amount before it. For that reason, certain percentages in this document may differ from those obtained from calculations made using the figures in the financial statements. Moreover, some other amounts in this document may not add up due to rounding made.

This document has certain metrics that include information per share, operative information, and some other metrics whose meaning or estimation method is not standardized. Therefore, those metrics may not be compared with other similar ones used by other companies. The metrics have been included here to give readers additional measurements to assess the Company's performance; however, such measurements are not reliable indicators of the Company's future performance, which cannot be compared with performance from previous periods.

WARNING ON PROSPECTIVE INFORMATION

This document contains certain prospective information and forecasts as defined in applicable laws (collectively referred herein as "prospective statements") that represent prospective representations. All statements that are not comments on historical events are prospective statements. The words "foresee", "believe", "could", "expect", "should", "plan", "want", "will", "calculate", and "potential", as well as other similar expressions, as related to the Company, signal prospective statements.

Statements made about future possible or presumed results, commercial strategies, financing plans, competitive positioning, industrial environment, potential growth opportunities, effects of future regulations, and effects of competition, expected power generation, and capital expenses plan are examples of prospective statements. Prospective statements are necessarily based on certain conditions and assumptions that, despite being considered reasonable by Management, they are also inextricably attached to significant commercial, economic, and competitive uncertainties and risks. Those uncertainties and risks may have an impact on the Company's actual results, performance or achievements and they might be considerably different from any future result, return, or achievement expressed or implied in the prospective statements.



Central Vuelta de Obligado

The Company does not undertake any obligation to update the prospective statements, except as required by applicable laws and regulations. More information about risks and uncertainties associated to these prospective statements and the Company's business can be found in the Company's public disclosure filed in EDGAR (www.sec.gov).

ADJUSTED EBITDA

In this document, Adjusted EBITDA, a financial measure not defined by IFRS standards, is defined as yearly net profits, plus financial expense, minus financial income, minus interest in associated companies results, plus expenses due to income tax, plus depreciation, minus net result of discontinued transactions. Acquisition Adjusted EBITDA may not be useful to foresee results of the Company's future transactions.

We believe that Adjusted EBITDA provides useful supplementary information about the Company and its results that is useful to investors. Adjusted EBITDA is part of the measures used by the Company's management team to assess its financial and operative performance and to make financial and operative daily decisions. Moreover, Adjusted EBITDA is frequently used by securities analysts, investors, and by other people to assess the business' companies. Adjusted EBITDA is considered useful for investors because it provides additional information about trends on operative performance before considering the effect that capital structure, depreciation, amortization and taxes may have on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute to other financial return measures informed in accordance with the IRFS. Adjusted EBITDA has certain limitations as an analytic tool, such as:

- Adjusted EBITDA does not reflect changes in our needs of, or cash requirements for working capital or contractual commitment;



Los Olivos wind farm

- Adjusted EBITDA does not portray our financial expenses or cash needs to pay interest or principal of our debts; neither does it portray our income from interest or other financial income;
- Adjusted EBITDA does not show our expenses due to income tax or our needs of cash to pay our income tax;
- Even though depreciation and amortization is a non-monetary expense, depreciated or amortized assets will often need to be replaced; and Adjusted EBITDA does not show our cash needs to make those replacements;
- Even though distribution of dividends of associates is a non-monetary expense, Adjusted EBITDA does not consider potential dividend collection; and
- Other companies may calculate their Adjusted EBITDA differently, which poses limitations on its usefulness as a comparative measure.

The Company balances the limitations associated to the application of Adjusted EBITDA by disclosing such limitations, filing its consolidated financial statements in accordance with the IRFS, and settling the Adjusted EBITDA with the most similar IRFS, net income. For a reconciliation of net profits with Adjusted EBITDA, please see the tables included in this document.

CONVERSIONS FOR READER'S CONVENIENCE PURPOSES

Conversions into US Dollars in the tables included in this document have been made for convenience purposes only. Considering the large currency fluctuations during 2016, 2017, 2018 and 2019 and 2020, the amounts shown in US Dollars should not be excessively relied upon. Conversions must not be interpreted as a statement that the amounts expressed in Argentine Pesos have been or can be converted into US Dollars at the rate stated in the table in this presentation or at any other rate. For further information, please see section "Currency Rate Evolution" at the end of this document.


It is possible to align commercial operations with environmental progress.

Main value components

POWER GENERATION

4,709 MW
of installed capacity
(12.5% market share).

100 MW
currently under construction with PPAs.

Power after finishing expansion projects will be:
76% Base energy
24% Agreements

FONINVEMEM CREDITS

- FONINVEMEM sale credits and CVO receivables in 2020: **USD 79 million.**

CVOSA receivables amounted to USD 406 million (including VAT) as of December 31, 2020 and accrue a LIBOR interest of 30 days + 5% to be collected in 92 monthly-capital installments until May 2028. Collections protected by reserve account mechanisms.

FUTURE INTEREST IN FONINVEMEM PLANTS

- **Interest in** 3 combined cycles under the FONINVEMEM program (total installed capacity of **2,554 MW).**

DISTRIBUIDORAS Y TRANSPORTADORAS DE GAS NATURAL GAS

- Interest in gas distribution and transport companies:

40,59%
in DGCE (Ecogas)

21,58%
in DGCU (Ecogas)

20,00%
in TGM

15%
market share

POWER GENERATION

Geographically-diversified assets portfolio

	Power (MW)[2]	Assets in operation	Assets under construction/ development	FONINVEMEM Plants
1	Complejo Puerto	1,747	-	-
2	Piedra del Águila	1,440	-	-
3	Luján de Cuyo	576	-	-
4	Brigadier López	281	-	-
5	San Lorenzo	291	100	-
6	La Castellana I & II	116	-	-
7	Genoveva I & II	130	-	-
8	Achiras I	48	-	-
9	Manque	57	-	-
10	Los Olivos	23	-	-
11	Manuel Belgrano	-	-	873
12	San Martín	-	-	865
13	Vuelta de Obligado	-	-	816
	Total	4,709	100	2,554

GEOGRAPHICAL DISTRIBUTION


1
2
3
4
5
6
7
8
9
10
11
12
13

~61%
of demand[1]

- Assets in operation
- Interest of Central Puerto in operation companies of FONINVEMEM plants. Central Puerto is the biggest private shareholder of companies Central Vuelta de Obligado S.A., Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A.

4,709 MW
of installed capacity in the whole country

Source: Information of the company, CAMMESA.
[1] Demand for the last 12 months as of **December 31, 2020** based on monthly reports by CAMMESA. It includes the regions of Gran Buenos Aires, Buenos Aires and Litoral;
[2] It considers 100% of the power of each asset

POWER GENERATION

High-quality assets with a strong and stable operation performance

ASSETS WITH GREAT AVAILABILITY

Thermal units average availability

— Central Puerto
···· Average market[1]


79%
72%
77%
72%
91%
79%
89%
79%
93%
80%
88%
82%
2015
2016
2017
2018
2019
2020

FUEL ACCESS AND WATER STORAGE

FUEL OIL
32,000 tons of storage capacity
- Equivalent to 6.3 consumption days

GAS OIL
20,000 tons of storage capacity
- Equivalent to 5.7 consumption days

WATER (HPDA)
12 billion m³ of water, of which 50% is usable
- Equivalent to 45 consumption days

A SOLID GENERATION BACKGROUND GENERATED POWER

Generated Power (TWh)

— Thermal
— Hydro
— Wind


4.7
12.9
2.4
13.2
3.7
12.7
4.2
10.1
0.7
3.9
10.2
1.3
3.4
9.6
2015
17.7
2016
15.5
2017
16.5
2018
14.5
2019
14.8
2020
14.3

AND HIGH EFFICIENCY

Heart rate (Kcal/KWh)[2]


Market average: 1,624
1,583
1,569
1,687
1,654
1,723
Central Puerto
AES
ENEL
Pampa Energía
YPF
Combined cycle
Market average: 2,558
2,328
2,624
2,634
2,393
Central Puerto
AES
ENEL
Pampa Energía
Steam turbines

Source: information of the Company, CAMMESA.
*Mainly by the unavailability of Luján de Cuyo combined cycle (306.4 MW) during 2Q2020 as a result of a significant failure in the main transformer.

The machine started to function again on July 16, 2020.
[1] Average market availability for thermal units
[2] It considers natural gas generation as of **December 31, 2020.** Market average informed by CAMMESA for the period Nov 2020 – Apr 2021

POWER GENERATION

Development of new renewable energy projects

Renewable energy projects[1]

		RenovAr Program			Foward Market (MATER)			
		1. La Castellana I	**2.** Achiras I	**3.** La Genoveva I	**4.** La Castellana II	**5.** Manque	**6.** Los Olivos	**7.** La Genoveva II
Power and technology		100.8 MW wind	48 MW wind	88.2 MW wind	15.2 MW wind	57 MW wind	22.8 MW wind	41.8 MW wind
STATUS		In operation	In operation	In operation	In operation	In operation	In operation	In operation
COD		August 2018	September 2018	November 2020	July 2019	Dec-19/ Jan-20	February 2020	September 2019
Equipment		32 units	15 units	21 units	4 units	15 units	6 units	11 units
Financing	**Commitment**	✔	✔	✔	✔	✔	✔	✔
	Type	Equity + project finance			Equity and project finance	Equity+Bond	Equity+Bond	Equity and project finance
Awarded price	**Initial**	61.50 USD/MWh	59.38 USD/MWh	4090 USD/MWh				
	Adjustment	Annual adjustment + incentive factor						
PPA signature date		Jan 2017	May 2017	July 2018				
Term		20 years from COD						



Main MATER clients:

Quilmes, Galicia, Scania, Dow, San Miguel

[1] Shareholding interest in wind farms La Castellana I, Achiras I, La Genoveva I, La Castellana II, Manque, Los Olivos, La Genoveva II through subsidiaries CP La Castellana S.A.U., CP Achiras S.A.U., Vientos La Genoveva S.A.U., CPR Energy Solutions S.A.U.; CP Manque S.A.U., CP Los Olivos S.A.U. and Vientos La Genoveva II S.A.U, respectively;

COVID-19 effects and measures to mitigate it

DEMAND FLUCTUATION


2019
2020
Variation M/M (Right)
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
1,200
1,000
800
600
400
200
-
-200
-400
-600
-800
-1,000
-1,200
295
136
1,024
-1,035
-765
132
180
-737
-173
-367
-472
142
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

A far less proportional impact is expected:

- **Renewables** not affected (dispatch priorities).
- **Thermal** receive high proportion of its power payments.
- **It affects more the most inefficient machines tend to have lower prices.**

The electricity demand was only **2.2% lower during the 4Q2020** in comparison with 4Q2019 due to the partial relaxation of the quarantine.

In **2020,** the total demand **decreased just by 1.3%.**

2.2 Local suppliers

During **2020,** a total of 1681 suppliers rendered services and/o delivered materials to us.

Origin	Quantity	%
Foreign suppliers	70	4.2%
National suppliers	1611	95.8%
Total	1681	100.0%

Main suppliers hiring:

GENERATION:
- Civil/electromechanical works
- Generation equipment
- Turbines
- Transformers
- Spare parts and oil
- Industrial, chemical and catalyzers services
- Sub-stations and high and medium voltage lines.

CORPORATE:
- Licenses
- Subscriptions
- Consultancy
- Purchase and maintenance telecommunications and hardware equipment
- Insurance
- Audit services
- Cleaning, canteen, personnel transportation, security and emergency services.

Suppliers management:

In accordance with our **Purchase and Corporate Hiring Policy,** we establish the basic requirements with which the bids in bidding processes or private bidding processes must comply with in terms of ethics, safety and hygiene, legislation and labor regulation, leaves, human rights, among others.

Regarding the selection, some of the aspects that we take into account refer to communication and collaboration; level of service; integrity; financial responsibility; technical and production capacity, among others.

Moreover, we try to keep an optimum quantity of suppliers per purchase item so as to ensure a healthy competition and risk diversification for the continuity of the operation.

On the other hand, so as to automate processes, we have the portal Cobranzas.com, which facilitates the addition of new suppliers, which permits traceability and integration of purchase procedures throughout the whole company. Our suppliers can see there the orders, collections and applied withholdings.

Other relevant points relate to compliance with SOX Act and the safety we ensure to all out suppliers entering the plant as we used the corresponding safety kit.

+1600

Suppliers, mostly national



03

Environmental performance

CO2E EMISSIONS (2020 VS. 2019) -7%	TOTAL CO2E EMISSION FACTOR [T/MWH] 0.312
NUMBER OF WIND TURBINES INSTALLED 104	RENEWABLE ENERGY GENERATED IN 2020 1,328,380 MWH

MATERIAL ASPECTS

- Water
- Biodiversity
- Environmental compliance
- Effluents and waste
- Emissions
- Energy
- Health and safety at work

3.1 Our commitment

GRI CONTENT 102 – 11; 103 – 01 / 02 / 03

In Central Puerto, we direct our activities towards sustainable development, promoting actions with a long-term perspective and adapting ourselves to the context of the industry and society. Year after year, we renew our commitment towards the development of activities in compliance with the quality, safety, work health and environment.

Aware of the risks our operations involve, we assume the full commitment of reducing them so as to reach our community's well-being. To such end, we are based on 4 environmental concepts:




1.
To reduce waste generation
2.
To raise environmental awareness
3.
To recycle as much as possible
4.
To protect plant and animal life

Our goal is to reach a sustainable growth based on 4 environmental concepts.

3.1.1 Policy

Regarding our Environment, Quality, Safety, Hygiene and Work Health Policy, our mission consists on the generation of electric and steam energy, trying to comply with the requirements of the community, clients, employees and shareholders.

To reach these purposes, we assume the following commitments:

- To manage Environment, Quality, Safety and Work Health areas to reach corporate goals and comply with the legislation and the additional requirements willfully adopted.
- To consider the Environment, Quality, Safety and Work Health a unified priority in our management.
- To establish, disseminate and promote goals towards a continuous improvement of its procedures and activities in general, developed by our own personnel or by third parties.
- To provide the necessary resources and the permanent training required to comply with the established objectives and the development of procedures and activities in general.
- To involve all the company's levels providing spaces for intervention, participation and consultation in the procedures involved in the management system.

Moreover, we develop the Environment management towards Sustainable Development, applying the following principles:

1. Prevention of environmental pollution, controlling the impact of activities developed
2. Rational use of energy, promoting the reduction of waste and their recycling
3. Preservation of natural resources and of ecological balance
4. Improvement of life quality in general

We continuously review our policy and objectives so that they are consistent with the Market and the Legislation in force.

The quality of the procedures is managed so as to comply with the requirements of internal and external clients, ensuring that the production by the generation units is performed maximizing the following principles:

- Safety
- Availability
- Reliability

The purpose of management of Safety and Health at Work is to preserve the integrity of persons and our property and of third parties', assuming the following:

- All work-related accidents and illnesses can be avoided.
- Compliance with Safety and Health at work standards are the responsibility of all those developing activities in the plant.
- Awareness of individuals contributes to reach wellbeing at work and a better personal and collective development of those part of the work community.

Our commitment toward Continuous Improvement obliges us to review our policy and the goals for its permanent adaptation to the changes required by the Market and the Legislation in force.



3.1.2 Integrated Management System (SIG)

Our performance and procedures are permanently monitored through the **Integrated Management System (SIG),** which covers all the levels of the company and all our assets in operation. Such system is verified by independent external entities.

In 2020, we updated SIG as we incorporated software tools that permitted us to improve traceability of findings management and the verification of efficacy of the adopted corrective measures.

3.1.3 Management indicators

So as to ensure Continuous Improvement, our **Integrated Management System (SIG)** consolidated all external and internal findings (resulting from personnel inspections, internal/external audits and the ones generated by monitoring entities), which permitted us the generation of consolidated reports and define the corresponding improvement actions to ensure the best SIG performance and a correct management analysis.

Likewise, the procedure indicators were managed from the deviation analysis and the implementation of improvements for their treatment and subsequent correction.



3.2 Natural resources management

3.2.1 Energy

GRI CONTENT 103 – 01/ 02; 302 – 01/04

By becoming aware of the environmental impact generate by energy consumption (electrical and fossil fuels) and with the objective of reducing it as much as possible, we have continued with the diversification of our generation matrix by incorporating 3 new wind farms. This way, we reached a considerable reduction of greenhouse gasses that affect the environment and the life quality of society.

The following is the electrical energy generation for 2020, compared with the same concepts of the previous year it is worth highlighting that renewable generation was included in all the years.

GENERATED POWER


16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
MW/H
14,471,949
14,855,538
14,299,577
2018
2019
2020

Energy distribution of Net generated energy per site is the following:

ENERGY DISTRIBUTION PER SITE


2020
2019
2018
Renewables
Brigadier Lopez
Piedra del Águila
Mendoza
Buenos Aires
0
1,500,000
3,000,000
4,500,000
6,000,000
7,500,000

1,328,380 MWH

Renewable energy generated in 2020

3.2.2 Fuel

In the case of our thermal plants, 100% of fuel is used for the generation of electric and steam energy in our power stations.

The main source of fuel is Natural Gas, representing 79% of the total sources used by all our generation plants in accordance with the following information:

CONSUMPTION PER FUEL TYPE


Gas Oil
6%
Fuel Oil
15%
Natural gas
79%

CONSUMPTION PER TYPES - BUENOS AIRES


Gas Oil
8%
Fuel Oil
20%
Natural Gas
72%

CONSUMPTION PER TYPES - MENDOZA


Fuel Oil
2%
Natural Gas
98%

CONSUMPTION PER TYPES- BRIGADIER LOPEZ


Gas Oil
39%
Natural Gas
61%

The main fuel source is Natural Gas, representing 79% of the total sources used by all our generation plants.

3.2.3 Water

GRI CONTENT 103 – 01 / 02 / 3; 303 – 01 / 02 / 03

Water is of vital importance and is a key resource in our electrical generation procedure.

Water consumption comes from phreatic drillings and superficial bodies. In all cases, we have the corresponding authorizations/permits.

Regarding thermal plants, water used for the refrigeration procedures from rivers is previously filtered, generating a positive impact on the ecosystem since at the time of return, water is free of foreign bodies or waste. In addition, we periodically perform physical and chemical controls on restoration water.

In the case of our hydroelectric power plant and wind farms, there is no water consumption in the energy generation procedure, but in the maintenance procedures on premises.

We perform drills annually in order to prevent leakages to rivers. These are performed together with the entities which supervise the action in our facilities, as is the case of the Argentine Maritime Authority (PNA) in the plant in Buenos Aires, the General Department of Irrigation (DGI) in the plant in Mendoza and the Interjurisdictional Basins Authority (AIC) or the Regulatory Entity of Dams Safety (ORSEP) in the hydroelectric power station in Piedra del Águila.



We perform physical and chemical controls on restoration water and drills to avoid leakages to the river

3.2.4 Effluents

GRI CONTENT 103 – 01 / 02 / 3: 306 – 01

Water is one of the main resources of the thermoelectric power station, and its quality influences the durability of the materials with which boilers and turbines are made of.

The hydric resource is use for the refrigeration of condensers, heat exchangers and refrigeration of auxiliary equipment, on the one hand; on the other hand, for the proper energy generation procedure.

Industrial effluents derived from the procedure are collected in a neutralization pool, and before their discharge in the effluents collection cannel of the power station, the pH is controlled, recording such operation. Afterwards, already in the discharge channel and before the discharge to the river, there is a pH continuous meter with computerized recording at the time monitoring is performed and after compliance with the quality parameters for the legal discharge is controlled.


01
Industrial effluents derived from the procedure.
02
Neutralization pool.
03
pH control.
04
Discharge to the effluents collector channel of the power station.
05
Continuous pH meter & monitor and control of compliance with quality parameters.
06
Discharge to the river.

3.2.5 Waste

GRI CONTENT 103 – 01 / 02 / 03; 306 – 02 / 03 / 04

In Central Puerto, we separate waste from its origin in all power stations, classifying them as recyclable, common or dangerous. Moreover, transportation and disposal are managed by dully-authorized suppliers.

The goals set regarding waste management are the following:

- To comply with the requirements of our stakeholders and other requirements.
- To minimize waste generation.
- To promote reuse and recycling.
- To coordinate with our suppliers the retreat and final disposal of resulting waste from awarded works.

2019

Waste disposal

Plant	Dangerous waste [Tn]	Common/ industrial waste [Tn]	Cardboard, paper, PET, etc. recycling [Tn]	Waste of electronic and electric appliances (RAEE) [Tn]
	Accumulated	Accumulated	Accumulated	Accumulated
Buenos Aires	131.98	216.56	5.71	0.00
MZA	0.01	16906	7.34	0.70
PDA	9.75	2.84	012	0.00
BL	8.20	2.32	0.18	0.00
PLEC	1.42	1.40	0.00	0.00
PELG	0.00	0.40	0.00	0.00
PEA	2.24	0.00	0.00	0.00
PEM				
PELO				
TOTAL	**153.60**	**392.58**	**13.36**	**0.70**

2020

Waste disposal

Plant	Dangerous waste [Tn]	Common/ industrial waste [Tn]	Cardboard, paper, PET, etc. recycling [Tn]	Waste of electronic and electric appliances (RAEE) [Tn]
	Accumulated	Accumulated	Accumulated	Accumulated
Buenos Aires	224.78	180.42	565	0.00
MZA	314.26	116.92	2.08	0.00
PDA	6.41	241	0.00	0.00
BL	11.82	5.04	0.00	0.00
PLEC	2.72	2.90	0.00	0.00
PELG	4.15	2.36	0.00	0.00
PEA	4.80	2.30	0.00	0.00
PEM	2.40	2.30	0.00	0.00
PELO	2.40	2.30	0.00	0.00
TOTAL	**573.74**	**316.95**	**7.73**	**0.00**

Values expressed in the tables correspond to the disposal of annual waste of our power stations in operation. They consider the consequences of imperative maintenance tasks and exceptional events.

2020-2019 [%] Comparative

Plant	Dangerous waste [Tn]	Common/industrial waste [Tn]	Cardboard, paper, PET, etc. recycling [Tn]	Waste of electronic and electric appliances (RAEE) [Tn]
	Accumulated	Accumulated	Accumulated	Accumulated
TOTAL	**274%**	**-19%**	**-42%**	**-100%**

3.2.6 Soil

In our thermal power stations, we perform string prevention controls on all fossil fuels storage facilities so as to protect the soil against potential leakages or filtering.

Moreover, every year, we carry HC leakages drills in all our plants, included wind farms, as part of our training schedule.

We monitor groundwater monthly from installed phreatic water level meter in each of our sites to verify the absence of hydrocarbons.

In parallel, we annually perform the corresponding safety audits of the oil tanks, as well as the technical and environmental audits in compliance with Res. SE No. 785/05.

During 2020, there were no relevant impact events on the soil.



We have not recorded any relevant impact event on the soil.


We are committed to incorporate sustainability in everything we do.

3.2.6 Emissions

GRI CONTENT 103 - 01 / 02 / 03; 305 - 01 / 02 / 04 / 07

From our electric energy generation position, we develop a monitoring plan of gas emissions, observing the frequency and the methodology required by each of the control entities, and in compliance with the limits established by the regulation standards in force.

In addition, we have an inventory of corporate emissions of Greenhouse Gases (GEI) calculated as from the IPCC protocols.

In parallel, we periodically analyze the evolution of the results to identify deviations and keep the inventory of emission sources updated.

The following chart shows a summary of GEI:

Concept	Measurement unit	2018	2019	2020[1]
Greenhouse gases (GEIs)	Tn CO_2e	4,876,417	4,792,895	**4,464,263**
CO_2e emissions per generated MWh	CO_2e/MWh	0.482	0.467	**0.469**

This way, we observe the following decrease:

CO_2e regarding 2019: - 6.23 %

Our commitment towards the environment motivates us to keep implementing actions aimed at improving our processes and, as corollary, equivalent CO2 that our products generate.

The opening of GEI emissions for Scopes 1 and 2 of the standard defined by the GHG Protocol is the following:

	2018		2019		2020	
	Scope 1	Scope 2	Scope 1	Scope 2	Scope 1[2]	Scope 2[3]
Equivalent CO_2 [t]	4,833,960	42,456	4,753,738	39,157	4,464,263	29,780
Equivalent CO_2 [t/MWh]	0.481	0.536	0.466	0.658	0.469	0.604

[1] The calculation includes total emissions of CO2, CH4, N2O, NOx, CO, SO2 and COVNM.

[2] Direct emissions related to the generation of electrical energy and steam production of CPSA units.

[3] Emissions on the acquired and consumed electricity by CPSA to perform the electrical energy generation and steam production processes.

GEI SAVING FROM RENEWABLE GENERATION

We have diverse Renewable Generation Power Stations, such as Hidroeléctrica Piedra del Águila (Neuquén), exploitation of Hidroeléctrico Luján de Cuyo (Mendoza) and 7 wind farms located in Río Cuarto (Córdoba), Villarino and Bahía Blanca (Buenos Aires).

Below, we show the results from the generation of our power stations in the last 3 years, CO2 emission factors and GEI saving that such generation produces on the environment:

	tn/MWh	MWh	tn
2018	0.482	4,436,303	2,137,332
2019	0.466	4,659,317	2,170,779
2020	0.469	4,766,085	2,235,776

GEI SAVING- RENEWABLE SOURCES


MWh
tn
2,280,000
2,240,000
2,200,000
2,160,000
2,120,000
2,080,000
[CO2eq Tn]
4,800,000
4,700,000
4,600,000
4,500,000
4,400,000
4,300,000
4,200,000
[MWh]
2018
2019
2020

We have additionally taken into account the generation of renewable electrical energy of our company and subsidiaries, with which we recalculate the CO2e Emissions Factors per generated MWh, obtaining the following results for Scope 1:

	2020	2019	2018
CO_2e Tn	4,464,263	4,753,738	4,833,960
CO_2e emission factor, just thermal [t/MWh]	0.469	0.466	0.481
Total CO2e emission factor [t/MWh]	0.312	0.320	0.334


La Genoveva I wind farm

0.312

total CO_2e emission factor [t/MWh]



3.2.7. Biodiversity

103-1, 103-2, 103-3, 304-1, 304-3

We continue actively working on the preservation of the biodiversity in our wind farms of Río Cuarto, Villarino and Bahía Blanca.

Within the activities performed during 2020, which are part of the Biodiversity Action Plans (BAP), the following stand out:

- Preservation of the Caldén *(Prosopis caldenia)* in our wind farm "La Castellana" with the reforestation through agreements with Universidad de Río Negro
- Adaptation handling of the grassland for the preservation of the Pampas meadowlark *(Sturnella defilippii)* in our wind farms Vientos La Genoveva together with INTA and local organizations.
- Tasks related to the preservation of the Andean condor *(Vultur gryphus)* in our wind farms in Río Cuarto.

For our wind farms La Castellana I and Achiras, which completed two years of operation, we have registered loss control rates of birds and bats within international standards; and the permanent monitoring continues.



The Andean condor is a threatened species in our country and it plays a vital role in the ecosystems.

3.2.7 Environmental compliance of our products and services

GRI CONTENT 103 – 01 / 02 / 03; 307 – 01

In accordance with the Environment, Quality, Safety, Hygiene and Work Health Policy, we commit to provide updated and correct information on each of its processes at each stage of its life cycle, from the acquisition of raw material or its generation from natural resources until the final disposal.

During 2020, we did not register significant non-monetary penalties or sanctions due to noncompliance with environmental regulations.

BYMA sustainability index

In 2020, Bolsas y Mercados Argentinos (BYMA) presented the Sustainability Index rebalancing, highlighting the leading emitting companies on the fields of environment, social, corporate governance and sustainable development (ESG-D).

The Index has a non-commercial character and assesses the performance of emitting companies with the greatest liquidity listed in BYMA, regarding the information reported and available to the public in general.

Moreover, the index allows for the identification and the highlight of the ESG-D leading companies, among which we have been recognized.

COMPANIES THAT ARE PART OF THE BYMA SUSTAINABILITY INDEX

The index is formed by 15 companies, which are in alphabetical order

BANCO BBVA ARGENTINA S.A.
BANCO HIPOTECARIO S.A.
BANCO MACRO S.A.
BOLSAS Y MERCADOS ARGENTINOS S.A.
CENTRAL PUERTO S.A.
ENEL GENERACIÓN COSTANERA S.A.
GRUPO FINANCIERO GALICIA S.A.
GRUPO SUPERVIELLE S.A.
HOLCIM (Argentina) S.A.
PAMPA ENERGÍA S.A.
SAN MIGUEL S.A.
TELECOM ARGENTINA S.A.
TRANSPORTADORA DE GAS DEL NORTE S.A.
TRANSPORTADORA DE GAS DEL SUR S.A.
YPF S.A.

During 2020, we did not register significant non-monetary penalties or sanctions due to noncompliance with environmental regulations.

3.3 Hygiene, Health and Safety at work

GRI CONTENT 103 – 01 / 02 / 03; 403 – 01 / 02

As we considered the social aspect of sustainability a priority, safety at work –both for employees and contractors– is crucial.

For us, damage prevention implies fulfilling the established regulation and the good practices in the whole work environment.

Those practices era directly related with the abilities and the psychosocial factors of employees and their task.

We focus especially on the damage that the risk procedures and the non-safe practices may cause and on dangerous substances.

Our objective and goals program encourages us constantly to reach them. 2020, the year marked by the pandemic did not hinder the setting of objectives or the achievement of goals.

Safety at work –both for employees and contractors– is crucial.



Management approach towards safety at work

GRI CONTENT 403-1 / 403-2 AND 403-4

1. Prevention

- Review of work permits and their consignments.
- AST execution and 5-minute meetings to analyze specific hazards and conditions to comply with.
- Revision of unsafe actions and conditions and their follow-up.
- Maintenance of signs.
- Continuous improvement of procedures.
- Maintenance of systems and installations against fire.
- Ergonomics studies.
- Maintenance of fixed systems and installations against fire.
- Tagging of dangerous substances and Plans and Protocols against COVID-19.
- Training on safety for contractors and visitors.

2. Participation of workers on:

- The identification of hazards/risks and actions for removing them.
- The determination of training requirements.
- The research of accidents and incidents, noncompliance and their correction actions.
- The planned answer through emergency situation drills.
- Their performance assessments.
- The possibility of making complaints.
- The consultation before extraordinary facts, such as COVID-19 pandemic.
- Inspections and audits by the the Superintendence of Labor Risks (SRT).
- Formal agreements through collective bargaining agreements of the expected performance levels, standards compliance, continuous improvement of the PPE characteristics, among others.

3. Main 2020 objectives and achievements

- Manufacturing of trailer against forest fires for wind farms.
- Increase of equipment for works with arc flash risk and for works at heights.
- Replacement of some systems with fire for new technology.
- Purchase of new equipment for the measurement of environmental hygiene parameters.
- Increase of atmospheric protections (rays).
- Increase of software in the management of accidents and incidents.

4. Main legal compliance

- SRT regulations and indications by ART.
- Audits of fuel stations.
- Health & Safety aspects included in the collective bargaining agreements.
- Voltage-work of up to 1000 volts standard.
- Drills.

5. Statistics

- The low rate of accidents at work indicates that the safety management practices work.
- In general, Central Puerto compares the results of its indicators with the same sector, as informed by the SRT.
- The statistics on the report follow the Argentine legislation on the topic. Pursuant to it, it includes the accidents with lost days taking them as from the subsequent day to the accident and does not include commuting accidents.

6. Stakeholders

- Our subgroup of stakeholders, such as Health & Safety, is formed by all the areas to which we render services, while our main stakeholders group consists of the labor community and their families, contractors, suppliers, monitoring authorities, among others. Regarding contractors, their participation, beyond complying with legal requirements, is on the aptitude of the people in charge of Health and Safety and their personnel.



Frequency – Incidence – Lost days rates, per business unit

FREQUENCY RATE

- It expresses the amount of workers or damaged persons due to or during works –included the professional illnesses in a period of a year, every million worked hours.

IF: frequency rate

IF = number of accidents
x 1,000,000 total man hours

INCIDENCE RATE

- It expresses the cases notified due to work or during work in a period of one year, every a thousand covered workers.

II: incidence rate

II = notified cases
X 1,000 covered workers

Generation power stations	Frequency
	2020
CPSA - BS AS	4.42
CTM- MENDOZA	0
HPDA - PIEDRA DEL AGUILA	0
CPSASL - SAN LORENZO	0.68
CTBL - BRIGADIER LOPEZ	8.97
WIND FARMS	0

Generation power stations	Incidence
	2020
CPSA - BS AS	6.4
CTM- MENDOZA	0
HPDA - PIEDRA DEL AGUILA	0
CPSASL - SAN LORENZO	1.48
CTBL - BRIGADIER LOPEZ	16.09
WIND FARMS	0

Our main purpose is to provide a Health and Safety management system that permits providing safe and healthy work places, to avoid the injuries and the deterioration of health related with work and to continuously improve performance.

STATISTICS

Index of lost days per business unit


500
400
300
200
100
0
463.22
0
0
124.43
120.64
BsAs.
Piedra del Águila
Mendoza
San Lorenzo
Brigadier Lopez

CORPORATE INCIDENCE INDEX 2020

Comparison with the SRT reference index – Year 2019

Regarding the incidence index CPSA: 2020


40
30
20
10
0
35.5
4.6
SRT Incidence Index-2019
CPSA Incidence Index-2020

3.3.1 Prevention and occupational health

GRI CONTENT 103 – 01 / 02 / 03; 307 – 01

In 2020, we launched the scheduled vaccination campaigns against the flu and tetanus, periodic examinations, reinforcement of trainings on CPR and the appropriate use of the defibrillator in emergencies.

In line with prevention, we launched an Awareness Campaign on Breast Cancer. We handed each woman leaflets with information and a gift so as to raise awareness and to promote that more and more woman can access controls, diagnosis and timely treatment.

In addition, due to Coronavirus, we implemented home office and mixed work modality, we offered virtual gym classes for employees and family; and simultaneously, we made a medical support follow-up in those cases in which the restrictions due to the pandemic produced adverse effects on our employees.

3.3.2 Actions performed with contractors

Through the use of the SICOP information system, the legal documentation of Health and Safety regarding the risk in the materials requests was controlled, authorizing 92% of entries by normal means with complete documentation and 8% of exceptions with incomplete documentation due to urgency or emergency.

All contractor that attend CPSA premises, undergo induction on the Hygiene and Safety area.

Other actions performed:
- Control of legal documentation.
- Induction on entrance to the plant.
- Control of professional hours of H&S as per SRT 231/96.
- Follow-up of H&S standards compliance during the activity.



04

Social performance

We considered as responsible actions those that include respect towards our employees, clients, investors and the whole community

MATERIAL ASPECTS

- Diversity and equal opportunities
- Employment
- Training and education

4.1 Teamwork

GRI CONTENT 103 – 01 / 02 / 03

Our operations of high technological complexity demand for qualified and specialized personnel with a spirit of achievement, flexible to changes, capable of working in multidisciplinary teams, interested in developing professionally within the framework of the company and aware of the situation and the perspectives of the company.

Our priority is that our employees have a company spirit, which shows through the permanent interest for contributing to the improvement of procedures, cooperation at work, solidarity in all actions and capacity to face each situation proactively, with initiative and creativity.

Our ***Human Resources Policy and Strategy*** establishes the following guiding principles of human relationships:

- To comprehensively assume that the personnel is the most important strategic resource of the company.
- To generate an environment of comfortable work, professionally demanding, pleasant and favorable for the best execution of tasks.
- To generate on personnel a sense of belonging to the company and the work team.
- To stimulate creativity and initiative.
- To consider the personnel' interest diversity.
- To reach loyalty on the employees to the company.
- To appoint on each position the personnel with the capacity to assume the responsibilities of the immediate superior position, at least.
- To remunerate each employee with a fair and timely salary.
- To integrate the family to the company.



- To highlight and promote the traditional values of honesty, loyalty, work and fellowship.
- To evaluate the employees' skills to promote those more able to train them so as to strengthen their weaknesses and to determine their performance fairly.
- To create a safe work environment, avoiding risks and accidents.
- To protect the health of each of our employees and to contribute to improve their families' health.

We aim our work at the most strict compliance with the law and the applicable standards to their different interest areas. Honesty and correctness of the company members' procedures are permanent values and; therefore, they are not subjected to eventual or circumstantial adjustment.

The company's prestige is based on an extended and impeccable trajectory. It is an asset is paramount importance, which is achieved through time and with several individual actions of the people that form the company. Therefore, we consider it necessary to consider not only the achievement of good results, but how we achieve so.

To consolidate the ethical spirit of the company, we focus on the integration capacity of employees to the business structure, the transparent and constant information flow, the communication with those taking decisions and the transparency commitment towards the different control management functions established.

THE HUMAN TEAM

The qualification of the human team is a relevant and crucial factor for its growth and development. From this perspective, our management policy of people is aimed at strengthening such quality, not only through individual development of each employee, but also especially boosting the correct administration of people, which is crucial to all the supervision levels of the company.



4.1.1 Employment

GRI CONTENT 102 - 07 / 08; 401 - 01 / 02

OMA distribution

OMA	Buenos Aires	Mendoza	Piedra del Águila	Brig. Lopez	San Lorenzo	CP Vientos La Genoveva	CP La Castellana	CP Achiras	Total	Percentages
O	188	43	20	40	2				293	36.40%
M	168	39	24	18	30				279	34.66%
A	165	23	8	13	13	2	5	4	233	28.94%
Total	**521**	**105**	**52**	**71**	**45**	**2**	**5**	**4**	**805**	**100.00%**

REF: O=Operations; M=Maintenance; A=Management)



805 Employees accompanied us during 2020

In December 2020, our personnel reached a total of 805 employees distributed in the different plants of the country. That represents 1.22% less than regarding 2019. Most drops were due to retirement and resignations. In some cases, positions were replaced and, in others, absorbed by other employees.

Plant distribution

TP	Buenos Aires	Mendoza	Piedra del Águila	Brig. Lopez	San Lorenzo	CP Vientos La Genoveva	CP La Castellana	CP Achiras	Total	Percentages
Outside the union	107	9	6		45	1	4	3	175	21.74%
Interns						1	1	1	3	0.37%
APSEE	92								92	11.43%
LYF	322								322	40.00%
FATLYF		80	41	71					192	23.85%
APUAYE		16	5						21	2.61%
Total	**521**	**105**	**52**	**71**	**45**	**2**	**5**	**4**	**805**	**100.00%**

Family

The families of our employees play a vital role in their everyday life. Therefore, every year we carry out the following campaigns:
- Gifts for Children's Day for their kids.
- Christmas gifts for their kids.
- Handing in of Easter eggs.
- School support voucher for children between the age of 4 and 17.

Moreover, in 2020, we continued with our employees recognition events:
- Lunch, gift and reflection cycle on Women's Day.
- Gifts for the Secretary's Day.
- Handing in of watches for the 25th work anniversary.

Seniority

18.26% of our employees have a seniority of 20 years or more, while 34.5% has been part of the company for at least 5 years.

Seniority distribution

TP		<= 5		> 5 <= 10		> 10 <= 15		> 15 <= 20		> 20	Totales
Outisde the union	108	61.71%	13	7.43%	17	9.71%	6	3.43%	31	17.71%	175
Interns	3	100.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	3
APSEE	10	10.87%	14	15.22%	17	18.48%	16	17.39%	35	38.04%	92
LYF	21	6.52%	151	46.89%	68	21.12%	36	11.18%	46	14.29%	322
FATLYF	33	17.19%	97	50.52%	28	14.58%	3	1.56%	31	16.15%	192
APUAYE	5	23.81%	2	9.52%	10	47.62%	0	0.00%	4	19.05%	21
Total	**180**	**22.36%**	**277**	**34.41%**	**140**	**17.39%**	**61**	**7.58%**	**147**	**18.26%**	**805**

Maternity and paternity leaves

As additional benefit, we grant women the possibility to work up to 6 months under the part-time modality after their maternity leave, with the corresponding salary deduction.

Moreover, we grant the alignment of the vacations benefit for the personnel outside the union with the ones that are under the union representation. This way, employees have the possibility to enjoy vacations on non-calendar labor days, permitting the fractioning and the possibility of joining holidays and/or weekends. As a result, we offer a better distribution of vacations throughout the year, allowing for more time with their families.

18%

Of our employees have a 20-year seniority

We work to direct a positive impact on the communities in which we operate.



4.1.2 Diversity and equal opportunities

GRI CONTENT 401 – 03; 405 – 01

In 2020, we dedicated to luring female talent.

Some of the actions we carried out were the following
- Have shortlists of candidates with at least one woman.
- To have at least one woman during the selection procedure.
- In our candidate search list, we highlight that Central Puerto is a dedicated company that fosters diversity.

As a result, we had 50% new female personnel.

The following chart shows the gender and age opening of our payroll:

Distribution per gender (type of personnel)

TP	Male		Female		Total
Outside the union	154	88.00%	21	12.00%	175
Interns	0	0.00%	3	100.00%	3
APSEE	76	82.61%	16	17.39%	92
LYF	307	95.34%	15	4.66%	322
FATLYF	183	95.31%	9	4.69%	192
APUAYE	18	85.71%	3	14.29%	21
Total	**738**	**91.68%**	**67**	**8.32%**	**805**

Distribution per gender (OMA)

OMA	Male		Female		Total
O	291	99.32%	2	0.68%	293
M	277	99.28%	2	0.72%	279
A	170	72.96%	63	27.04%	233
Total	**738**	**91.68%**	**67**	**8.32%**	**805**

Distribution per ages

TP	<= 30		> 30 <= 40		> 40 <= 50		> 50 <= 60		> 60		Total
Outside the union	22	12.57%	57	32.57%	39	22.29%	43	24.57%	14	8.00%	175
Interns	3	100.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	3
APSEE	5	5.43%	23	25.00%	31	33.70%	28	30.43%	5	5.43%	92
LYF	43	13.35%	108	33.54%	92	28.57%	65	20.19%	14	4.35%	322
FATLYF	17	8.85%	81	42.19%	57	29.69%	32	16.67%	5	2.60%	192
APUAYE	0	0.00%	8	38.10%	10	47.62%	3	14.29%	0	0.00%	21
Total	**90**	**11.18%**	**277**	**34.41%**	**229**	**28.45%**	**171**	**21.24%**	**38**	**4.72%**	**805**

50%

New female personnel.

4.1.2 Training and education

GRI CONTENT 404 – 01 / 02 / 03

Based on the detection of training needs, the 2020 training plan was drafted. Due to de pandemic, actions were redirected to accompany and train employees in virtual environments, with subjects aimed at the prevention of COVID-19: communication; effective meetings in a virtual space; reflection spaces during the pandemic, among others.

2,830 hours were dedicated to training distributed in the company's sites.

Type of training	Hours
Row labels	Actual addition
Organizational skills	1269
Safety and hygiene	305
Technical - Functional	1091.5
SIG / Quality / MA	160
Total general	**2825.5**

In addition, we implemented the Mentoring for women. The result was including young professionals as part of our payroll and their subsequent participation in the Mentoring.

Moreover, we offered scholarships for women in course of studies related to the sector and we extended the ongoing internships.



2,830
Training hours were taught

4.1.6 Freedom of union action

GRI CONTENT 407 – 01

In Central Puerto, we respect the key right of the free participation of our employees in union activities.

77.89% of our employees are under the collective bargaining agreement of some of the following union entities:

- Sindicato de Luz y Fuerza Capital Federal
- Asociación del Personal Superior de Empresas de Energía
- Federación Argentina de Trabajadores de Luz y Fuerza and the regional unions according to each plant
- Asociación de Profesionales Universitarios del Agua y Energía Eléctrica

Distribution per plant

TP	Buenos Aires	Mendoza	Piedra del Águila	Brig. López	San Lorenzo	CP Vientos La Genoveva	CP La Castellana	CP Achiras	Total	Percentages
Outside the union	107	9	6		45	1	4	3	175	21.74%
Interns						1	1	1	3	0.37%
APSEE	92								92	11.43%
LYF	322								322	40.00%
FATLYF		80	41	71					192	23.85%
APUAYE		16	5						21	2.61%
Total	**521**	**105**	**52**	**71**	**45**	**2**	**5**	**4**	**805**	**100.00%**

77.89%

of workers are under the collective bargaining agreement

4.2 Community

GRI CONTENT 103 – 01 / 02 / 03; 413 – 01

4.2.1 Community actions

Every year, we contribute to the cooperative **La Juanita** by buying Christmas bread. The money raised by the cooperative are destined to different workshops given in Laferrere neighborhood.

Mujeres que construyen: together with TECHO, we financed the construction of an emergency household for a family in the neighborhood Luján in Florencio Varela. Due to the current situation, our personnel sent support messages virtually.

4.2.3 Internship program

During 2020, 12 interns became part of the Renewable Energies, General Management and Regulation areas. It is worth mentioning that 100% of the vacancies were covered by women.

The searches were carried out in the universities Universidad Nacional del Sur (Bahía Blanca) and Universidad Nacional de Río Cuarto.





05

G.R.I. content index

Our third Sustainability Report was drafted in accordance with the GRI standards in their essential option.

GRI standard	General content	Page
GRI 102-01	Name of the organization	Page 7
GRI 102-02	Activities, brands, products and services	Page 11
GRI 102-03	Headquarters location	Page 7
GRI 102-04	Operations location	Page 11
GRI 102-05	Property and company type	Page 7
GRI 102-06	Markets served	Page 11
GRI 102-07	Size of the organization	Page 7, Page 62
GRI 102-08	Information on employees and other workers	Page 62
GRI 102-09	Supply chain	Page 25
GRI 102-10	Significant changes in the organization and its supply chain	Page 25
GRI 102-11	Precaution principle or approach	Page 38
GRI 102-12	External initiatives	Page 11
GRI 102-13	Affiliation to associations	Page 11
GRI 102-14	Statements by high-rank decision-makers	Page 4
GRI 102-15	Impacts, risks and main opportunities	Page 4
GRI 102-16	Values, principles and behavior standards and regulations	Page 10
GRI 102-21	Consultation to stakeholders on economic, environmental and social matters	Page 16
GRI 102-22	Formation of the highest government body and its committees	Page 16
GRI 102-23	Chairman of the highest governing body	Page 16
GRI 102-25	Conflicts of interest	Page 18
GRI 102-40	List of stakeholders	Page 20
GRI 102-41	Collective bargaining agreement	Page 20
GRI 102-42	Identification and selection of stakeholders	Page 20
GRI 102-43	Approach for the participation of stakeholders	Page 20
GRI 102-44	Mentioned key issues and concerns	Page 20
GRI 102-45	Entities included in the consolidated financial statements	Page 19
GRI 102-46	Definition of the report contents and the coverage of topics	Page 21
GRI 102-47	List of material topics	Page 21
GRI 102-48	Restatement of information	Page 19
GRI 102-49	List of material topics	Page 19
GRI 102-50	Period of the report	Page 19
GRI 102-51	Date of the last report	Page 19
GRI 102-52	Cycle of report drafting	Page 19
GRI 102-53	Contact point for questions on the report	Page 19; Page 73

GRI standard	General content	Page
GRI 102-54	Statement of the report drafting as per GR standards	Page 19
GRI 102-55	GR content index	Page 70
GRI 102-56	External verification	Page 19
GRI 103-01	Explanation of the material topic and coverage	Page 25; Page 380; Page 42; Page 44; Page 45; Page 46; Page 49; Page 51; Page 52; Page 53; Page58; Page60; Page 68
GRI 103-02	Management approach and its components	Page 25; Page 380; Page 42; Page 44; Page 45; Page 46; Page 49; Page 51; Page 52; Page 53; Page58; Page60; Page 68
GRI 103-03	Evaluation of the management approach	Page 25; Page 380; Page 42; Page 44; Page 45; Page 46; Page 49; Page 51; Page 52;Page 53; Page58; Page60; Page 68
GRI 201-01	Generated and distributed direct economic value	Page 25
GRI 204-01	Acquisition practices	Page 36
GRI 302-01	Energetic consumption within the organization	Page 42
GRI 302-04	Reduction of energy consumption	Page 42; Page 46
GRI 303-01	Extraction of source water	Page 44
GRI 303-02	Water sources significantly affected by water extraction	Page 44
GRI 303-03	Recycled and reused water	Page 44
GRI 306-01	Water discharge based on quality and destination	Page 45
GRI 306-02	Waste as per type and disposal	Page 46
GRI 306-03	Significant leakages	Page 46
GRI 304-1	Operation centers own, leased or managed within or close to protected areas or zones of high value for biodiversity outside the protected areas	Page 51
GRI 304-3	Protected and restored habitats	Page 51
GRI 305-01	GEI direct emissions (scope 1)	Page 49
GRI 305-02	GEI indirect emissions when generating power (scope 2)	Page 49
GRI 305-04	Intensity of GEI emissions GEI	Page 49
GRI 305-07	Nitrogen Oxides (NOX), Sulphur oxides (SOX) and other significant emissions to the air	Page 49
GRI 307-01	Noncompliance with environmental standards and regulations	Page 52, Page 58
GRI 401-01	Employee average training hours per year	Page 53
GRI 401-02	Programs to improve employees' skills and to help during the transition	Page 53

GRI standard	General content	Page
GRI 401-03	Parental	Page 63
GRI 403–01	Representation of workers on the formal committees of health and safety workers	Page 54; Page 55
GRI 403-02	Types of accident and frequency accident rates, work-related illnesses, lost days, absenteeism and death number due to work-related illness or accident	Page 54; Page 55
GRI 404–01	Employee average training hours per year	Page 66
GRI 404-02	Programs to improve employees' skills and to help during the transition	Page 66
GRI 404-03	Percentage of employees receiving periodic evaluations of unemployment and professional development	Page 66
GRI 405–01	Diversity within governance entities and employees	Page 63
GRI 407–01	Operations and suppliers whose right to free association and collective bargaining negotiation could be at risk	Page 67
GRI 413-01	Operations with the participation of the local community, impact assessments and development programs	Page 68

About this Report

DRAFTING OF THE REPORT
Corporate Affairs Directorate
(Institutional communication).

Av. Tomas Alva Edison 2701
Dársena E – Puerto de Buenos Aires
(C1104BAB) City of Buenos Aires
Argentine Republic

DESIGN
Tholón
www.tholon.com

www.centralpuerto.com
info@centralpuerto.com
(5411) 4317 5000

Central Puerto